

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 10, 2011

<u>Via Email</u>
Jerome R. Mahoney
President and Chief Executive Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re:** **iVoice, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 2, 2011**
> **File No. 000-29341**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 13, 2010**
> **File No. 000-29341**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **File No. 000-29341**

Dear Mr. Mahoney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>Merger of Hydra Fuel Cell Corporation Into iVoice, Inc.</u>

1.   Disclose the estimated aggregate market value of the transaction in which the company will issue 1 million shares of iVoice Series A Preferred Stock for all of

the common stock of Hydra Fuel Cell Corporation. Please also tell us the process you undertook to value the transaction.

2.   It appears that you have not provided the information required by Item 14 of Schedule 14A, including but not limited to, a discussion of any reports, opinions and appraisals in connection with the transaction and past contacts, transactions or negotiations between the parties. Please revise your disclosure to provide this information or provide us with a detailed analysis as to why you believe you are not required to include all the information regarding the transaction as set forth in Item 14 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C.

3.   It appears that you are missing several financial statements. Please tell us how you considered providing audited financial statements of the business to be acquired pursuit to Rule 8-04 of Regulation S-X. In addition, tell us how you considered including pro forma financial information pursuit to Rule 8-05 of Regulation S-X. Refer to Item 1 of Schedule 14C.

4.   Please disclose the effects of the transaction on your business, including whether you intend to adopt the business of Hydra Fuel Cell Corporation. To the extent that there will be a change of management and/or members of the Board of Directors, disclose the information relating to the new directors and executive officers as required by Item 7 of Schedule 14A. We note that shareholders will not have a separate opportunity to vote upon a change of directors that may result from this transaction. See Note A to Schedule 14A.

5.   We note your disclosure that "iVoice has not independently verified and/or confirmed the information contained on the Hydra website and cannot be responsible for its accuracy." Please be advised that in the context of a document required to be filed or delivered under the federal securities laws, we believe that a company is adopting the hyperlinked information when the company embeds a hyperlink to a website within the document. Accordingly, it appears that the statement that investors may not rely on this information and that you are not responsible for the information found on the website is inappropriate. Please refer to SEC Release 33-7856. Please revise your disclosure accordingly or consider removing the hyperlink from your document.

Form 10-K for the Fiscal Year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

6.   We reissue our comment from our comment letter dated August 25, 2010. Please tell us the status of your response. The comment is copied in full below.

        We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, LLC ("Bagell") and that Bagell has not reissued their report.   The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X. Accordingly, the company should either:

- Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with that the revised report, or

- Obtain a report on the financial statements for the period audited by Bagell from your successor firm that is registered with the PCAOB. In this situation, as soon as possible, the company should file an amendment to Form 10-K to label the financial statements as unaudited. Upon completion of the audit, the Company would need to file another amendment to Form 10-K to file the appropriate report.

Form 10-K for the Fiscal Year ended December 31, 2010

Exhibit 31.1

7.	We refer you to your response to prior comment 2 in your letter dated September 7, 2010. We note that you continue to refer to yourself as a "small business issuer" throughout this certification. Tell us why you continue to refer to yourself as a "small business issuer" rather than as a "registrant." Refer to Item 601(b)(31)(i) of Regulation S-K.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jerome R. Mahoney
iVoice, Inc.
June 10, 2011
Page 4

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you require further assistance you may Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

       Sincerely,

       /s/ Jan Woo

       Jan Woo
       Attorney-Advisor

cc: Via Email
       Lawrence A. Muenz, Esq.
       Meritz & Muenz LLP